Exhibit 99.1

Funtalk China Holdings Limited Announces Waiver of Earn-Out Shares by
Principal Shareholders

BEIJING, July 6/PRNewswire-Asia/ — Funtalk China Holdings Limited (“Funtalk” or the "Company") (Nasdaq: FTLK) today announced that the Company’s principal shareholders, Arch Digital Holdings Limited (“Arch”) and Capital Ally Investments Limited (“Capital Ally”), waived their rights to receive up to an additional 23,000,000 earn-out shares in order to minimize potential dilution to Funtalk’s other existing shareholders.

In July 2009, pursuant to a merger agreement among the Company, Pypo Digital Company Limited (“Pypo Digital”), Arch, Capital Ally and certain other parties, the Company effected a business combination where Pypo Digital’s then shareholders, Arch and Capital Ally, transferred all the issued and outstanding shares of Pypo Digital to the Company in exchange for 45,000,000 ordinary shares and 3,400,000 Class B warrants of the Company and the rights to receive up to an additional 23,000,000 ordinary shares under an earn-out provision in the merger agreement, based on the adjusted net income of the Company in the fiscal years 2010, 2011 and 2012.  On June 30, 2010, Arch and Capital Ally signed a waiver letter to waive their rights to receive the earn-out shares under the merger agreement.

Mr. Fei Dongping, Chief Executive Officer of the Company, commented, “We greatly appreciate Arch and Capital Ally for their cooperation.  By waiving their rights to receive the earn-out shares, Arch and Capital Ally removed a potential source of dilution for our other existing shareholders.  We believe this also demonstrates Arch’s and Capital Ally’s increased confidence in our company’s long-term outlook and their long-term support for our company’s business plan.”

About Funtalk China Holdings Limited

Funtalk is a retailer and distributor of mobile communications products and services and content in 30 provinces in China. The Company has branch offices and regional distribution centers, operates a chain of mobile communications products retail stores, and has an internet retail platform.

Safe Harbor and Informational Statement

This press release includes forward-looking statements that involve risks and uncertainties. Forward-looking statements are statements that are not historical facts. The words "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "predict," "project," "will," "would" and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. The Company may not actually achieve the plans, intentions or expectations disclosed in the forward-looking statements, and investors should not place undue reliance on the forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements made by the parties as a result of a number of factors, some of which may be beyond the Company's control. These factors include the risk factors detailed in the Company's filings with the Securities and Exchange Commission. Further, the forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures, collaborations, dividends or investments made by the Company or other parties. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

For more information, please contact:

Bill Zima
ICR Inc. (US)
Phone: +1-203-682-8200
Email: bill.zima@icrinc.com

In China:
Michael Tieu
Tel: +86-10-6599-7960
Email: michael.tieu@icrinc.com

Francis Kwok Cheong Wan
Funtalk China Ltd. (China)
Senior Vice President
Tel:   +86-10-5709-1193
Email: franciswan@funtalk.cn

Maria Xin
Funtalk China Ltd. (China)
Investor Relations Manager
Tel:   +86-10-5709-1193
Email: xinyi@funtalk.cn